

Mail Stop 4631

December 4, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

   RE: Form 20-F for the fiscal year ended December 31, 2008
      File No. 1-33176

Dear Mr. Zhang:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief